Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 and for the nine months ended September 30, 2021 and 2022, together with the accompanying notes, included elsewhere in this offering memorandum. The financial statements included have been prepared in accordance with U.S. GAAP.

The following discussion and analysis contain certain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on our assumptions and analysis in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate under the circumstances. However, whether actual outcomes and developments will meet our expectations and predictions depends on a number of risks and uncertainties some of which are beyond our control. Factors that could cause or contribute to such differences include those described in “Risk Factors” and elsewhere in this offering memorandum.

OVERVIEW

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance. Our clients benefit from our integrated platform to support and grow their business internationally. We operated 18 hyperscale data centers and two wholesale data centers in China, one hyperscale data center in Malaysia, and one hyperscale data center in India, and were constructing five data centers in China and four data centers in Malaysia as of September 30, 2022. We initiated our expansion plan in landing into the Thailand market in the third quarter of 2021 and we have finalized a business acquisition in Bangkok. Upon completion of technical upgrade, the Thailand project will be hosting 5MW IT capacity and capable of supporting our key clients’ business development in Southeast Asia.

Our modern world is powered by data. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center — one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs, better performance and deliver higher returns on invested capital. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of September 30, 2022, hyperscale data centers accounted for 97% of our 579 MW capacity in service, and hyperscale projects that put into services after 2020 are fully ramped to 95% utilization rate (based on contracted capacity) within around three quarters.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions that meet or exceed world-class standards. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, Mumbai, Kuala Lumpur and Bangkok. Specifically, our early site selection principle has given us first-mover advantages under the latest PRC national policies. Our site selection was carried out under the principle of “proximity to energy supply,” and in turn, the majority of our data centers in China are located right in or around the Beijing-Tianjin-Hebei computing hub, which has been designated as one of the national computing hub under the “East Data West Computing” policy. In Asia-Pacific (“APAC”) emerging markets, we have built a strong local execution team who are experienced in data center site selection and operation in various geographic areas. We also believe that our full-stack service capabilities in China can benefit us in our expansion in South-East Asia markets. Our solutions help our clients grow their businesses quickly and sustainably. In particular, our clients have appreciated our energy integration capabilities and strong Environmental, Social and Governance (“ESG”) initiatives which will benefit our clients and us in the long run. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 400 approved and pending patents, as of September 30, 2022, to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage.

We have experienced rapid growth in recent years. We operated six, ten, 13 and 18 hyperscale data centers in China as of December 31, 2019, 2020, 2021 and September 30, 2022, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 193 MW as of December 31, 2019, 291 MW as of December 31, 2020, 440 MW as of December 31, 2021 and 579 MW as of September 30, 2022, 87%, 87%, 87% and 96% of which was contractually committed capacity, respectively. We had an additional 242 MW capacity under construction as of September 30, 2022.

Our total revenues increased from RMB853.0 million for the year ended December 31, 2019 to RMB1,831.1 million for the year ended December 31, 2020, and further increased to RMB2,852.3 million (US$447.6 million) for the year ended December 31, 2021. Our total revenues for the nine months ended September 30, 2022 was RMB3,161.4 million (US$444.4 million), as compared to RMB 2,070.5 million for the same period in 2021. Our net loss increased from RMB169.7 million for the year ended December 31, 2019 to RMB283.3 million for the year ended December 31, 2020, as compared with a net income of RMB316.4 million (US$49.7 million) for the year ended December 31, 2021. Our net income for the nine months ended September 30, 2022 was RMB535.2 million (US$75.2 million), as compared to net income of RMB201.8 million for the same period in 2021. Our adjusted EBITDA was RMB852.2 million in 2020, compared to adjusted EBITDA of RMB297.5 million in 2019, and our adjusted EBITDA further increased to RMB1,418.9 million (US$222.7 million) in 2021. Our adjusted EBITDA was RMB1,653.3 million (US$232.4 million) for the nine months ended September 30, 2022, as compared to adjusted EBITDA of RMB1,014.7 million for the same period in 2021. We derive a significant portion of revenues from ByteDance. In 2019, 2020 and 2021 and for the nine months ended September 30, 2021 and 2022, revenues from ByteDance accounted for 68.2%, 81.7%, 83.2%, 82.8% and 86.6% of our total revenues, respectively.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Ability to Secure New Client Commitments and Increase Utilization and Retain Existing Clients

Our revenues are driven by our ability to secure new client commitments. We explore the new business needs of existing clients and help them enter new emerging markets by leveraging our integrated platform. We also actively develop relationships with potential new leading technology companies, and target to acquire new clients such as cloud service providers and Internet companies in Asia or globally. We also strive to optimize our collaboration with our client base to achieve high commitment and utilization rates and build long-term relationships. We focus on obtaining commitments during the construction phase by entering into pre-commitment agreements with clients. Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our results of operations are also influenced by our ability to maintain high utilization of our existing data center capacity.

In addition, the future growth of our business also depends on our ability to retain and deepen partnerships with our existing clients. We have derived in the past, and believe that we will continue to derive in the future, a significant portion of our revenues from a limited number of clients. For example, we derived revenues of RMB581.8 million, RMB1,495.6 million, RMB2,374.3 million (US$372.6 million), RMB1,715.1 million and RMB2,736.3 million (US$384.7million) from ByteDance, a leading technology company, accounting for 68.2%, 81.7%, 83.2%, 82.8% and 86.6% of our total revenues in 2019, 2020 and 2021 and for the nine months ended

September 30, 2021 and 2022, respectively. ByteDance typically signs hyperscale data center service contracts with us for a term of ten years. For a summary of the material terms of our contracts with ByteDance, see “Business — Our Clients and Client Ecosystem Development — Material Terms of ByteDance Hyperscale Data Center Agreements.”

For a discussion of the risks relating to our dependence on a limited number of major clients, see “Risk Factors — Risks Relating to Our Business and Industry — Our revenues are highly dependent on a limited number of major clients, and the loss of any such client or any other significant client, or the inability of any such client or any other significant client to make payments to us as due, could have a material adverse effect on our business, results of operations and financial condition.”

Ability to Develop and Operate Additional Hyperscale Data Centers

The growth of our business depends on our ability to successfully develop and operate additional hyperscale data centers to satisfy the growing capacity needs from our clients. We will continue to secure locations for new data centers based on our site selection strategies. We strive to maintain fast delivery times for new data center capacity to quickly satisfy to our clients’ growing demand. Historically, we have been able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Furthermore, our future growth also depends on our ability to continue to expand our next-generation hyperscale data center campuses into new geographic regions in the emerging markets in Asia-Pacific. We plan to expand to other top-tier cities and the surrounding areas in China, and to leverage our integrated platform and success in our existing markets to set the industry standard for hyperscale data centers in emerging markets in Southeast Asia and India and other markets with prominent business opportunities. We believe our ability to secure strategic sites provides us with a significant first mover advantage.

Ability to Maintain and Enhance Construction and Operation Efficiency and Lower Costs

Our results of operations and profitability are affected by our ability to maintain and enhance data center construction and operation efficiency and lower our costs. We will continue to strengthen our capabilities in site planning, design, construction and operation. Our next-generation hyperscale data centers are characterized by centralization of resources, standardization of infrastructure development and modular design philosophy, which enables us to realize economies of scale and reduce costs. We also rely on our patents to rapidly design and construct modules that meet a variety of demand from clients in different industries in a cost-effective manner.

Furthermore, our profitability is dependent on our ability to manage our operating expenses. Our operating expenses consist primarily of general and administrative expenses, research and development expenses and selling and marketing expenses. We expect our operating expenses will increase in absolute amount as our business grows and as we make necessary adjustments to operate as a public company. However, we expect our operating expenses to decrease as a percentage of total revenues as we improve our operating efficiency and as a result of economies of scale.

Pricing Structure and Ability to Optimize Power Usage and Costs

Our results of operations will be affected by our pricing structure and our ability to optimize power usage and costs. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity.

Accordingly, the actual power consumption by our clients during the term of the contract affects our profitability, since power costs constitute a major part of our cost of revenues. We have achieved high power efficiency and are dedicated to improving it continuously. Furthermore, we will continue to lower our power costs by increasing the contribution of low-cost renewable energy in our power usage.

Our Financing Costs

We have historically funded data center development and construction with a mixture of equity and debt financing. The costs of capital affect our ability to carry out construction projects as planned. High costs of capital push up the costs of data center development and may reduce our profitability if we are unable to pass on such increased costs to our clients by increasing the price of our services.

We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit, and tight credit markets could hamper our expansion. As such our growth strategy depends upon the continued availability of suitable funding in the future.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30, (Unaudited)
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services	678,348	79.5	1,701,911	92.9	2,649,371	415,744	92.9	1,917,651	92.6	2,950,317	414,749	93.3
Colocation rental	128,870	15.1	124,991	6.8	114,681	17,996	4.0	85,894	4.1	98,425	13,836	3.1
Others	45,792	5.4	4,175	0.3	88,225	13,844	3.1	67,003	3.3	112,666	15,838	3.6

Total Revenues	853,010	100.0	1,831,077	100.0	2,852,277	447,584	100.0	2,070,548	100.0	3,161,408	444,423	100.0

We derive our revenues primarily from data center colocation services and data center colocation rental.

Colocation Services

•	Revenues from colocation services consist of revenues from colocation services provided at our hyperscale data centers, certain of our wholesale data centers and from a related party.

Colocation Rental

Revenues from colocation rental consist of income from renting out data center space at our hyperscale data center in Malaysia to our clients for housing servers and other IT equipment.

Others

Other revenues primarily consist of proceeds we receive from fit-out, construction services and other services.

For the years ended December 31, 2019, 2020 and 2021, 78.9%, 86.7% and 94.7% of our total revenues were generated from hyperscale data centers, respectively, and the remaining 21.1%, 13.3% and 5.3% were from our wholesale and retail data centers, respectively. For the nine months ended September 30, 2021 and 2022, 94.4% and 96.3% of our total revenues were generated from hyperscale data centers, respectively, and the remaining 5.6% and 3.7% were from our wholesale and retail data centers, respectively.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30, (Unaudited)
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of Revenues
Colocation services	(422,254)	(69.2)	(960,586)	(87.5)	(1,446,544)	(226,994)	(87.5)	(1,061,744)	(87.2)	(1,634,933)	(229,835)	(88.9)
Colocation rental	(152,961)	(25.1)	(135,160)	(12.3)	(125,188)	(19,645)	(7.6)	(94,141)	(7.7)	(105,298)	(14,802)	(5.7)
Others	(35,006)	(5.7)	(2,550)	(0.2)	(80,932)	(12,700)	(4.9)	(61,546)	(5.1)	(98,078)	(13,788)	(5.3)

Total cost of revenues	(610,221)	(100.0)	(1,098,296)	(100.0)	(1,652,664)	(259,339)	(100.0)	(1,217,431)	(100.0)	(1,838,309)	(258,425)	(100.0)

Operating Expenses

The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30, (Unaudited)
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(47,496)	(15.6)	(99,092)	(14.1)	(89,654)	(14,069)	(17.10)	(70,960)	(17.76)	(52,900)	(7,437)	(11.91)
General and administrative expenses	(232,837)	(76.4)	(564,286)	(80.1)	(359,470)	(56,409)	(68.50)	(267,992)	(67.09)	(335,086)	(47,106)	(75.47)
Research and development expenses	(24,510)	(8.0)	(41,175)	(5.8)	(75,344)	(11,823)	(14.40)	(60,502)	(15.15)	(56,029)	(7,876)	(12.62)

Total operating expenses	(304,843)	(100.0)	(704,553)	(100.0)	(524,468)	(82,301)	(100.00)	(399,454)	(100.0)	(444,015)	(62,419)	100.0

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (i) labor cost (including share-based compensation) for our selling and marketing personnel, (ii) business development and promotion expenses, (iii) office and traveling expenses and (iv) amortization of customer relationship.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) labor costs (including share-based compensation) for management and administrative personnel, (ii) depreciation and amortization, (iii) office and traveling expenses, (iv) professional fees and (v) other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Professional fees primarily consist of expenses for legal, accounting and consulting services.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for our research and development personnel and third-party service provider costs.

OUR RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of the total revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this offering memorandum. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year Ended December 31,							For the Nine Months Ended September 30, (Unaudited)
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services	678,348	79.5	1,701,911	92.9	2,649,371	415,744	92.9	1,917,651	92.6	2,950,317	414,749	93.3

Colocation rental	128,870	15.1	124,991	6.8	114,681	17,996	4.0	85,894	4.1	98,425	13,836	3.1

Others	45,792	5.4	4,175	0.3	88,225	13,844	3.1	67,003	3.3	112,666	15,838	3.6

Total revenues	853,010	100.0	1,831,077	100.0	2,852,277	447,584	100.0	2,070,548	100.0	3,161,408	444,423	100.0

Cost of revenues:
Colocation services . .	(422,254)	(49.5)	(960,586)	(52.5)	(1,446,544)	(226,994)	(50.7)	(1,061,744)	(51.3)	(1,634,933)	(229,835)	(51.7)
Colocation rental	(152,961)	(17.9)	(135,160)	(7.4)	(125,188)	(19,645)	(4.4)	(94,141)	(4.5)	(105,298)	(14,802)	(3.3)
Others	(35,006)	(4.1)	(2,550)	(0.1)	(80,932)	(12,700)	(2.8)	(61,546)	(3.0)	(98,078)	(13,788)	(3.1)

Total cost of revenues(1)	(610,221)	(71.5)	(1,098,296)	(60.0)	(1,652,664)	(259,339)	(57.9)	(1,217,431)	(58.8)	(1,838,309)	(258,425)	(58.1)

Gross profit	242,789	28.5	732,781	40.0	1,199,613	188,245	42.1	853,117	41.2	1,323,099	185,998	41.9

	For the Year Ended December 31,							For the Nine Months Ended September 30, (Unaudited)
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
Operating expenses
Selling and marketing expenses(1)	(47,496)	(5.5)	(99,092)	(5.4)	(89,654)	(14,069)	(3.1)	(70,960)	(3.4)	(52,900)	(7,437)	(1.7)
General and administrative expenses(1)	(232,837)	(27.3)	(564,286)	(30.8)	(359,470)	(56,409)	(12.6)	(267,992)	(13.0)	(335,086)	(47,106)	(10.6)
Research and development expenses	(24,510)	(2.9)	(41,175)	(2.3)	(75,344)	(11,823)	(2.7)	(60,502)	(2.9)	(56,029)	(7,876)	(1.7)

Total operating expenses	(304,843)	(35.7)	(704,553)	(38.5)	(524,468)	(82,301)	(18.4)	(399,454)	(19.3)	(444,015)	(62,419)	(14.0)

Operating (loss) income	(62,054)	(7.2)	28,228	1.5	675,145	105,944	23.7	453,663	21.9	879,084	123,579	27.8
Interest income	7,161	0.8	27,616	1.5	58,607	9,197	2.1	47,120	2.3	38,276	5,381	1.2
Interest expense	(102,290)	(12.0)	(238,384)	(13.0)	(294,978)	(46,288)	(10.3)	(226,609)	(10.9)	(239,906)	(33,726)	(7.6)
Foreign exchange (loss) gain	(2,438)	(0.3)	(3,548)	(0.2)	(4,726)	(742)	(0.2)	790	0.0	6,963	979	0.2
Changes in fair value of financial instruments	(11,189)	(1.3)	(12,717)	(0.7)	12,605	1,978	0.4	12,886	0.6	36,023	5,064	1.1
Others, net .	(633)	(0.1)	(17,201)	(0.9)	24,183	3,795	0.8	15,376	0.7	33,235	4,672	1.1

(Loss) income before income taxes	(171,443)	(20.1)	(216,006)	(11.8)	470,836	73,884	16.5	303,226	14.6	753,675	105,949	23.8
Income tax benefit (expense)	1,742	0.2	(67,339)	(3.7)	(154,416)	(24,231)	(5.4)	(101,471)	(4.9)	(218,507)	(30,717)	(6.9)

Net (loss) income	(169,701)	(19.9)	(283,345)	(15.5)	316,420	49,653	11.1	201,755	9.7	535,168	75,232	16.9

Note:

(1)	Share-based compensation expenses were allocated as seen in the following table.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2019	2020	2021		2021	2022
					(Unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	32,990	6,170	968	12,263	12,388	1,742
Selling and marketing expenses	—	21,691	13,562	2,128	12,276	7,798	1,096
General and administrative expenses	63,746	295,165	100,992	15,848	77,897	128,377	18,047
Construction in progress	—	20,127	(1,677)	(263)	(1,495)	(7,203)	(1,013)

Total	63,746	369,973	119,047	18,681	100,941	141,360	19,872

Nine Months Ended September 30, 2022 Compared with Nine Months Ended September 30, 2021

Revenues

Our total revenues increased from RMB2,070.5 million for the nine months ended September 30, 2021 to RMB3,161.4 million (US$444.4 million) for the nine months ended September 30, 2022, primarily driven by the robust growth of our colocation services.

Revenues from our colocation services increased from RMB1,917.7 million for the nine months ended September 30, 2021 to RMB2,950.3 million (US$414.7 million) for the nine months ended September 30, 2022, primarily due to an increase of data center capacity in service from 440 MW as of December 31, 2021 to 579 MW as of September 30, 2022, as a result of (i) customers with commitments moving into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, and (iii) the commencement of operations of new data centers since December 31, 2021.

Revenues from colocation rental were RMB85.9 million for the nine months ended September 30, 2021 and remained relatively stable at RMB98.4 (US$13.8 million) for the nine months ended September 30, 2022.

Other revenues were RMB67.0 million for the nine months ended September 30, 2021 and increased to RMB112.7 million for the nine months ended September 30, 2022, primarily due to an increase of revenue incurred in relation to construction of buildings for data centers owned by our clients.

Cost of Revenues

In line with the revenue growth, our cost of revenues increased from RMB1,217.4 million for the nine months ended September 30, 2021 to RMB1,838.3 million (US$258.4 million) for the nine months ended September 30, 2022, mainly driven by an increase in utility costs of RMB388.4 million (US$54.6 million) and an increase of depreciation and amortization expenses of RMB147.0 million (US$20.7 million).

Cost of revenues from our colocation services increased from RMB1,061.7 million for the nine months ended September 30, 2021 to RMB1,634.9 million (US$229.8 million) for the nine months ended September 30, 2022, due to an increase in utility costs of RMB380.0 million (US$53.4 million) and an increase in depreciation expenses of RMB145.2 million (US$20.4 million). Cost of revenues from colocation services for the nine months ended September 30, 2022 primarily consisted of (i) utility costs of RMB926.0 million (US$130.2 million) and (ii) depreciation costs of RMB478.8 million (US$67.3 million).

Cost of revenues from colocation rental increased from RMB94.1 million for the nine months ended September 30, 2021 to RMB105.3 million (US$14.8 million) for the nine months ended September 30, 2022, primarily due to an increase in utility costs and depreciation expense.

Cost of revenues from other revenues increased from RMB61.5 million for the nine months ended September 30, 2021 to RMB98.1 million (US$13.8 million) for the nine months ended September 30, 2022, primarily due to an increase of cost of revenues incurred in relation to construction of buildings for data centers owned by our clients.

Gross Profit

Our gross profit increased from RMB853.1 million for the nine months ended September 30, 2021 to RMB1,323.1 million (US$186.0 million) for the nine months ended September 30, 2022.

Operating Expenses

Our operating expenses increased from RMB399.5 million for the nine months ended September 30, 2021 to RMB444.0 million (US$62.4 million) for the nine months ended September 30, 2022, primarily due to an increase in share-based compensation of RMB46.0 million (US$6.5 million).

Selling and Marketing Expenses

Our selling and marketing expenses decreased from RMB71.0 million for the nine months ended September 30, 2021 to RMB52.9 million (US$7.4 million) for the nine months ended September 30, 2022, primarily due to less share-based compensation and less marketing activity. Our selling and marketing expenses for the nine months ended September 30, 2022 primarily consisted of (i) amortization of intangible assets of RMB31.3 million (US$4.4 million), (ii) share-based compensation expenses of RMB7.8 million (US$1.1 million), and (iii) personnel costs of RMB10.0 million (US$1.4 million).

General and Administrative Expenses

Our general and administrative expenses increased from RMB268.0 million for the nine months ended September30, 2021 to RMB335.1 million (US$47.1 million) for the nine months ended September 30, 2022, primarily due to a higher share-based compensation expense of RMB50.5 million (US$7.1 million) and increasing personnel cost of RMB16.3 million (US$2.3 million) as we grew our business. Our general and administrative expenses for the nine months ended September 30, 2022 primarily consisted of (i) share-based compensation expense of RMB128.4 million (US$18.0 million), (ii) personnel costs of RMB97.7 million (US$13.7 million), and (iii) professional fee of RMB51.9 million (US$7.3 million).

Research and Development Expenses

Our research and development expenses decreased from RMB60.5 million for the nine months ended September 30, 2021 to RMB56.0 million (US$7.9 million) for the nine months ended September 30, 2022. Our research and development expenses for the nine months ended September 30, 2022 primarily included personnel costs of RMB54.4 million (US$7.6 million) in such period.

Operating Income

As a result of the foregoing, our operating income increased from RMB453.7 million for the nine months ended September 30, 2021 to RMB879.1 million (US$123.6 million) for the nine months ended September 30, 2022.

Interest Income

Our interest income decreased from RMB47.1 million for the nine months ended September 30, 2021 to RMB38.3 million (US$5.4 million) for the nine months ended September 30, 2022, primarily due to less cash and cash equivalents used in, among others, bank financial products and deposits.

Interest Expense

Our interest expense increased from RMB226.6 million for the nine months ended September 30, 2021 to RMB239.9 million (US$33.7 million) for the nine months ended September 30, 2022, primarily due to an increase in drawdown of bank loans.

Changes in Fair Value of Financial Instruments

Our fair value gain of financial instruments increased from RMB12.9 million for the nine months ended September 30, 2021 to RMB36.0 million (US$5.1 million) for the nine months ended September 30, 2022, primarily due to a increase in fair value of derivatives of RMB33.6 million (US$4.7 million).

Income Before Income Taxes

As a result of the foregoing, we had income before income taxes of RMB753.7 million (US$105.9 million) for the nine months ended September 30, 2022, compared to income before income tax of RMB303.2 million for the nine months ended September 30, 2021.

Income Tax Expense

We had income tax expense of RMB101.5 million for the nine months ended September 30, 2021 and RMB218.5 million (US$30.7 million) for the nine months ended September 30, 2022, primarily due to an increase in income before taxes of certain of our PRC subsidiaries.

Net Income

As a result of the foregoing, we had net income of RMB535.2 million (US$75.2 million) for the nine months ended September 30, 2022 as compared to net income of RMB201.8 million for the nine months ended September 30, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues increased from RMB1,831.1 million in 2020 to RMB2,852.3 million (US$447.6 million) in 2021, primarily driven by the robust growth of the Company’s colocation services.

Revenues from our colocation services increased from RMB1.7 billion in 2020 to RMB2.6 billion (US$415.7 million) in 2021, primarily due to an increase of data center capacity in service from 291 MW as of December 31, 2020 to 440 MW as of December 31, 2021, as a result of (i) customers with commitments moving into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, and (iii) the commencement of operations of new data centers since December 31, 2020.

Revenues from colocation rental were RMB125.0 million in 2020, and remained relatively stable at RMB114.7 million (US$18.0 million) in 2021.

Other revenues increased from RMB4.2 million in 2020 to RMB88.2 million (US$13.8 million) in 2021, primarily due to an increase of revenues incurred in relation to construction of buildings for data centers owned by our client.

Cost of Revenues

Our cost of revenues increased by 50.5% from RMB1,098.3 million in 2020 to RMB1,652.7 million (US$259.3 million) in 2021, due to an increase in utility costs of RMB307.7 million (US$48.3 million) and an increase in depreciation and amortization expenses of RMB169.7 million (US$26.6 million).

Cost of revenues from colocation services in China increased from RMB960.6 million in 2020 to RMB1,446.5 million (US$227.0 million) in 2021, due to an increase in utility costs of RMB308.8 million (US$48.5 million) and an increase in depreciation expenses of RMB176.4 million (US$27.7 million). Cost of revenues from colocation services in 2021 primarily consisted of (i) utility costs of RMB791.0 million (US$124.1 million) and (ii) depreciation costs of RMB528.9 million (US$83.0 million).

Cost of revenues from colocation rental from our overseas data center business decreased by 7.4% from RMB135.2 million in 2020 to RMB125.2 million (US$19.6 million) in 2021, primarily due to a decrease in depreciation expenses.

Other cost of revenues increased from RMB2.6 million in 2020 to RMB80.9 million (US$12.7 million) in 2021, primarily due to an increase of cost of revenues incurred in relation to construction of buildings for data centers owned by our client.

Operating Expenses

Our operating expenses decreased from RMB704.6 million in 2020 to RMB524.5 million (US$82.3 million) in 2021, due to a decrease in share-based compensation of RMB202.3 million (US$31.8 million) and a decrease in one-off management consulting fee of RMB72.8 million (US$11.4 million).

Selling and Marketing Expenses

Our selling and marketing expenses decreased from RMB99.1 million in 2020 to RMB89.7 million (US$14.1 million) in 2021, primarily due to a decrease in share-based compensation expenses. Our selling and marketing expenses in 2021 primarily consisted of (i) amortization of intangible assets of RMB41.7 million (US$6.5 million), (ii) share-based compensation expenses of RMB13.6 million (US$2.1 million), and (iii) advertising expenses of RMB10.2 million (US$1.6 million).

General and Administrative Expenses

Our general and administrative expenses decreased from RMB564.3 million in 2020 to RMB359.5 million (US$56.4 million) in 2021, due to a decrease in share-based compensation expenses of RMB194.2 million (US$30.5 million) and a decrease in management consulting services fee related to IPO of RMB72.8 million (US$11.4 million) and an increase in employee benefit expenses of RMB29.9 million (US$4.7 million). Our general and administrative expenses in 2021 primarily consisted of (i) share-based compensation expense of RMB101.0 million (US$15.8 million), (ii) personnel costs of RMB110.0 million (US$17.3 million), and (iii) professional fee of RMB76.2 million (US$12.0 million).

Research and Development Expenses

Our research and development expenses increased from RMB41.2 million in 2020 to RMB75.3 million (US$11.8 million) in 2021, primarily due to an increase in personnel costs. Our research and development expenses in 2021 primarily included personnel costs of RMB72.0 million (US$11.3 million) in such period.

Interest Income

Our interest income increased from RMB27.6 million in 2020 to RMB58.6 million (US$9.2 million) in 2021, due to an increase of bank financial products in cash and cash equivalents of RMB30.6 million (US$4.8 million) and an increase of short-term investments of RMB0.4 million (US$0.1 million).

Interest Expense

Our interest expense increased from RMB238.4 million in 2020 to RMB295.0 million (US$46.3 million) in 2021, primarily due to an increase of long-term bank loans.

Changes in Fair Value of Financial Instruments

We had fair value loss of financial instruments of RMB12.7 million in 2020. We recorded a fair value income of RMB12.6 million (US$2.0 million) in 2021, due to the increase in fair value of forward exchange rate contracts and forward interest rate of RMB7.1 million (US$1.1 million) and certain short-term investments of RMB10.6 million (US$1.7 million), and the decrease in fair value of contingent considerations of RMB5.1 million (US$0.8 million).

Loss (Income) Before Income Taxes

As a result of the foregoing, we had income before income taxes of RMB470.8 million (US$73.9 million) in 2021, compared to loss before income taxes of RMB216.0 million in 2020.

Income Tax Expense

We had income tax expense of RMB67.3 million in 2020 and income tax expense of RMB154.4 million (US$24.2 million) in 2021, primarily due to the increase in income before taxes of certain of our PRC subsidiaries.

Net (Loss) Income

As a result of the foregoing, our net income was RMB316.4 million (US$49.7 million) in 2021, compared with net loss of RMB283.3 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues increased from RMB853.0 million for the year ended December 31, 2019 to RMB1,831.1 million for the year ended December 31, 2020, primarily driven by the robust growth of our colocation services.

Revenues from our colocation services increased from RMB678.3 million for the year ended December 31, 2019 to RMB1.7 billion for the year ended December 31, 2020, primarily due to growth of our business.

Revenues from colocation rental were RMB128.9 million in 2019 and remained relatively stable at RMB125.0 million for the year ended December 31, 2020.

Other revenues were RMB45.8 million in 2019. We had other revenues of RMB4.2 million for the year ended December 31, 2020.

Cost of Revenues

Our cost of revenues increased by 80.0% from RMB610.2 million for the year ended December 31, 2019 to RMB1,098.3 million for the year ended December 31, 2020, primarily due to an increase in utility costs and depreciation and amortization expenses.

Cost of revenues from colocation services in China increased from RMB422.3 million for the year ended December 31, 2019 to RMB960.6 million for the year ended December 31, 2020, primarily due to an increase in utility costs and depreciation expenses. Cost of revenues from colocation services for the year ended December 31, 2020 primarily consisted of (i) utility costs of RMB452.6 million and (ii) depreciation costs of RMB273.1 million.

Cost of revenues from colocation rental from our overseas data center business decreased by 11.6% from RMB153.0 million for the year ended December 31, 2019 to RMB135.2 million in 2020, primarily due to a decrease in depreciation expenses.

Other cost of revenues decreased from RMB35.0 million for the year ended December 31, 2019 to RMB2.6 million for the year ended December 31, 2020, primarily due to a decrease of fitout revenue.

Operating Expenses

Our operating expenses increased from RMB304.8 million for the year ended December 31, 2019 to RMB704.6 million for the year ended December 31, 2020, primarily due to an increase in share-based compensation and one-off management consulting fee. Such increase was primarily driven by our business growth in China.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB47.5 million for the year ended December 31, 2019 to RMB99.1 million for the year ended December 31, 2020, primarily due to an increase in share-based compensation expenses and advertising expenses. Our selling and marketing expenses for the year ended December 31, 2020 primarily consisted of (i) amortization of intangible assets of RMB41.9 million, (ii) share-based compensation expenses of RMB21.7 million, and (iii) advertising expenses of RMB14.3 million.

General and Administrative Expenses

Our general and administrative expenses increased from RMB232.8 million for the year ended December 31, 2019 to RMB564.3 million for the year ended December 31, 2020, primarily due to an increase in share-based compensation expenses, management consulting services fee related to IPO and employee benefit expenses. Our general and administrative expenses in 2020 primarily consisted of (i) share-based compensation expense of RMB295.2 million, (ii) personnel costs of RMB80.1 million, (iii) management consulting services fees of RMB72.8 million, and (iv) professional fee of RMB60.8 million.

Research and Development Expenses

Our research and development expenses increased from RMB24.5 million for the year ended December 31, 2019 to RMB41.2 million for the year ended December 31, 2020, primarily due to an increase in personnel costs. Our research and development expenses for the year ended December 31, 2020 primarily consisted of personnel costs of RMB40.0 million in such period.

Impairment of Goodwill

Our impairment of goodwill was nil for the years ended December 31, 2019 and 2020, respectively.

Interest Income

Our interest income increased from RMB7.2 million for the year ended December 31, 2019 to RMB27.6 million for the year ended December 31, 2020, primarily due to an increase of bank financial products in cash and cash equivalents.

Interest Expense

Our interest expense increased from RMB102.3 million for the year ended December 31, 2019 to RMB238.4 million for the year ended December 31, 2020, primarily due to an increase of long-term bank loans.

Changes in Fair Value of Financial Instruments

We had fair value loss of financial instruments of RMB11.2 million for the year ended December 31, 2019. We recorded a fair value loss of RMB12.7 million for the year ended December 31, 2020, primarily due to the changes in fair value of forward exchange rate contracts and interest rate swaps.

Loss Before Income Taxes

As a result of the foregoing, we had loss before income taxes of RMB216.0 million for the year ended December 31, 2020, compared to RMB171.4 million for the year ended December 31, 2019.

Income Tax Benefit (Expense)

We had income tax benefit of RMB1.7 million for the year ended December 31, 2019 and income tax expense of RMB67.3 million for the year ended December 31, 2020, primarily due to the increase in income before taxes of certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, our net loss increased by 66.9% from RMB169.7 million for the year ended December 31, 2019 to RMB283.3 million for the year ended December 31, 2020.

NON-GAAP MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted EBITDA, adjusted EBITDA margin, adjusted loss or income and adjusted net loss or income margin, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We define adjusted EBITDA as net loss or income excluding interest income and expenses, income tax expenses, depreciation and amortization, share-based compensation, expenses related to the Reorganization (non-recurring expenses for the year ended December 31, 2019), management consulting services fee incurred to affiliates of the Bain Capital Entities and certain of our shareholders, changes in fair value of financial instruments, foreign exchange (loss) gain, and non-cash operating lease cost relating to prepaid land use rights. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. Adjusted net loss or income is defined as net loss or income excluding share-based compensation, expense related to the Reorganization (non-recurring expenses for the year ended December 31, 2019), management consulting services fee, and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments. Adjusted net loss or income margin represents adjusted net loss or income as a percentage of total revenues. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The table below presents reconciliations of adjusted EBITDA to net loss or income, the most directly comparable U.S. GAAP financial measure, as well as net (loss) income margin, adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(169,701)	(283,345)	316,420	49,653	201,755	535,168	75,232
Add: Depreciation & amortization(1)	243,653	415,692	595,107	93,385	440,446	589,192	82,827
Add: Net interest expenses	95,129	210,768	236,371	37,091	179,489	201,630	28,345
Add: Income tax (benefit) expenses	(1,742)	67,339	154,416	24,231	101,471	218,507	30,717
Add: Share-based compensation	63,746	349,846	120,724	18,944	102,436	148,563	20,885
Add: Expenses related to the Reorganization(2)	36,312	—	—	—	—	—	—
Add: Management consulting services fee	15,228	72,757	—	—	—	—	—
Add: Changes in fair value of financial instruments	11,189	12,717	(12,605)	(1,978)	(12,886)	(36,023)	(5,064)
Add: Foreign exchange (gain) loss	2,438	3,548	4,726	742	(790)	(6,963)	(979)
Add: Non-cash operating lease cost relating to prepaid land use rights	1,249	2,860	3,709	582	2,743	3,237	455
Adjusted EBITDA	297,501	852,182	1,418,868	222,650	1,014,664	1,653,311	232,418
Net (loss) income margin	(19.9)%	(15.5)%	11.1%	11.1%	9.7%	16.9%	16.9%
Adjusted EBITDA margin	34.9%	46.5%	49.7%	49.7%	49.0%	52.3%	52.3%

Notes:

(1)	Before the deduction of government grants.

(2)	Expenses related to the Reorganization are non-recurring expenses related to the transactions 2019 in the Reorganization described in detail in “History and Development of the Company.”

The table below presents reconciliations of adjusted net income to net (loss) income, net (loss) income margin and adjusted net loss or income margin, for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(169,701)	(283,345)	316,420	49,653	201,755	535,168	75,232
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	38,311	49,424	48,945	7,681	36,755	36,644	5,151
Add: Share-based compensation	63,746	349,846	120,724	18,944	102,436	148,563	20,885
Add: Expenses related to the Reorganization	36,312	—	—	—	—	—	—
Add: Management consulting services fee	15,228	72,757	—	—	—	—	—
Add: Tax effects on non-GAAP adjustments(2)	(9,384)	(13,832)	(8,840)	(1,387)	(6,640)	(6,613)	(930)
Adjusted Net (Loss) Income	(25,488)	174,850	477,249	74,891	334,306	713,762	100,338
Net (loss) income margin	(19.9)%	(15.5)%	11.1%	11.1%	9.7%	16.9%	16.9%
Adjusted Net (Loss) Income margin	(3.0)%	9.5%	16.7%	16.7%	16.1%	22.6%	22.6%

Notes:

(1)

Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.

(2)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination, expenses related to the Reorganization (non-recurring expenses for the year ended December 31, 2019), and management consulting services fee.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities and proceeds from our financing activities. As of December 31, 2019, 2020, 2021 and September 30, 2022, we had RMB1,038.9 million, RMB6,705.6 million, RMB4,390.3 million (US$688.9 million) and RMB4,204.4 million (US$591.0 million) in cash and cash equivalents, respectively. Our cash, cash equivalents and restricted cash as of September 30, 2022 consisted of RMB3,263.0 million (US$458.7 million) denominated in Renminbi, US$221.6 million denominated in U.S. dollars, MYR71.6 million (US$15.4 million) denominated in Malaysian Ringgit, INR290.8 million (US$3.6 million) denominated in Indian Rupee, THB38.2 million (US$1.0 million) denominated in Thailand Baht and SGD0.9 million (US$0.6 million) denominated in Singapore dollars. Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. Restricted cash primarily represent cash and cash equivalents pledged as security for the Group’s bank loans. Our cash, cash equivalents and restricted cash are primarily denominated in Renminbi and the U.S. dollar.

As of September 30, 2022, 65.9% of our cash, cash equivalents and restricted cash were held by our consolidated entities within China, including 11.5% of our cash, cash equivalents and restricted cash held by the VIEs and their subsidiaries. The remaining 34.1% of our cash, cash equivalents and restricted cash were held by our entities outside China.

Based on our current level of operations and available cash, we believe our available cash, cash flows from operations, committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements and our operating requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the consolidated VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in China through our PRC subsidiaries and the consolidated VIEs. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Risk Factors — Risks Relating to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of issuance of the Notes to make loans to the WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through entrusted loans. See “Regulations — PRC Regulations — Regulations on Foreign Exchange and Offshore Investment,” “Risk Factors — Risks Relating to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of issuance of the Notes to make loans to the WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Relating to Doing Business in China — We may rely principally on dividends and other distributions on equity paid by the WFOEs to fund any cash and financing requirements we may have, and any limitation on the ability of the WFOEs to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Our Group has entered into loan agreements with various financial institutions for data center project development and working capital purpose with terms ranging from one to seven years. As of September 30, 2022, we had total financing credit facilities of RMB5,704.4 million, US$570.0 million and MYR248.0 million from various financial institutions, of which the unused amount was RMB1,015.0 million, US$nil and MYRnil, respectively. The weighted average interest rate on bank loans as of December 31, 2019, 2020 and 2021 and September 30, 2022 were 8.36%, 7.87%, 7.12% and 6.21%, respectively. Our management assessed that there was no breach of loan covenants for all of our bank borrowings as of December 31, 2019, 2020 and 2021 and September 30, 2022, respectively.

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2019	2020	2021		2021	2022
					(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	40,167	664,910	1,065,505	167,202	767,997	469,894	66,057
Net cash used in investing activities	(3,520,639)	(2,769,269)	(3,952,971)	(620,307)	(2,852,491)	(3,471,404)	(488,002)
Net cash generated from financing activities	4,456,328	8,188,802	1,293,061	202,909	1,288,251	2,585,875	363,517
Exchange rate effect on cash, cash equivalents and restricted cash	(719)	(292,820)	(76,056)	(11,936)	(46,148)	162,567	22,853
Net increase in cash, cash equivalents, and restricted cash	975,137	5,791,623	(1,670,461)	(262,132)	(842,391)	(253,068)	(35,575)
Cash, cash equivalents and restricted cash at beginning of period	144,703	1,119,840	6,911,463	1,084,559	6,911,463	5,241,002	736,768
Cash, cash equivalents and restricted cash at end of period	1,119,840	6,911,463	5,241,002	822,427	6,069,072	4,987,934	701,193

Operating Activities

Net cash generated from operating activities was RMB469.9 million (US$66.1 million) for the nine months ended September 30, 2022, primarily due to a net income of RMB535.2 million (US$75.2 million) which resulted from an improved results of operations, adjusted for (i) depreciation and amortization of RMB583.2 million (US$82.0 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB148.6 million (US$20.9 million) mainly related to the share awards granted, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB1,040.5 million (US$146.3 million) due to an increase of sales, and (ii) a decrease in accrued expenses and other current liabilities of RMB176.6 million (US$24.8 million) mainly due to payment of interests, which were partially offset by (i) a decrease in value added tax recoverable of RMB85.9 million (US$12.1 million) due to a decrease of value added tax related assets, and (ii) a decrease in prepayments and other current assets of RMB123.6 million (US$17.4 million) mainly due to a decrease in inventory.

Net cash generated from operating activities was RMB1,065.5 million (US$167.2 million) in 2021, primarily due to a net income of RMB316.4 million (US$49.7 million) resulted from improved results of operations, adjusted for (i) depreciation and amortization of RMB587.1 million (US$92.1 million), primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB120.7 million (US$18.9 million) mainly related to the share awards granted, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of increases in other non-current liabilities and accrued expenses and other current liabilities of RMB168.4 million (US$26.4 million) and RMB105.1 million (US$16.5 million), respectively, mainly due to interest payables upon the maturity of a bank loan and payables resulted from unrecognized tax benefit, partially offset by (i) an increase in accounts receivable of RMB209.6 million (US$32.9 million) due to an increase of sales, and (ii) a net increase in prepayments and other current assets and value added taxes recoverable of RMB70.6 million (US$11.0 million) mainly due to an increase of value added taxes related assets.

Net cash generated from operating activities was RMB664.9 million in 2020, primarily due to a net loss of RMB283.3 million, adjusted for (i) depreciation and amortization of RMB410.7 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB349.8 million mainly related to the share awards granted during the period, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other non-current liabilities of RMB141.8 million mainly due to interest payables upon the maturity of a bank loan, (ii) a decrease in net amounts due from/to related parties of RMB27.2 million due to the fact that Wangsu ceased to be a related party after the completion of IPO, and (iii) an increase in accrued expenses and other current liabilities of RMB69.1 million mainly due to increased accrued professional fees and other operating expenses, partially offset by (i) an increase in accounts receivable of RMB121.9 million due to an increase of sales, and (ii) an increase in prepayments and other current assets of RMB38.9 million mainly due to prepaid expenses and deposits paid to support the business growth.

Net cash generated from operating activities was RMB40.2 million for the year ended December 31, 2019, primarily due to a net loss of RMB169.7 million, adjusted for (i) depreciation and amortization of RMB241.2 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB63.7 million mainly related to the share options granted in 2019, (iii) changes in fair value of financial instruments of RMB11.2 million, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB160.6 million due to increased sales from the growth of our business, and (ii) a decrease in amounts due to related parties of RMB32.6 million, partially offset by (i) an increase in accounts payable of RMB46.3 million due to an increase in purchases, and (ii) an increase in accrued expenses and other current liabilities of RMB30.0 million mainly due to an increase in professional service fees.

Investing Activities

Net cash used in investing activities was RMB3,471.4 million (US$488.0 million) for the nine months ended September 30, 2022, primarily due to payments for purchases of property and equipment of RMB3,225.6 million (US$453.4 million) for our data center development.

Net cash used in investing activities was RMB3,953.0 million (US$620.3 million) for the year ended December 31, 2021 primarily due to payments for purchases of property and equipment and other long-lived assets of RMB3,453.0 million (US$541.8 million) for our data center development.

Net cash used in investing activities was RMB2,769.3 million for the year ended December 31, 2020, primarily due to payments for purchases of property and equipment and intangible assets of RMB2,424.6 million for our data center development.

Net cash used in investing activities was RMB3,520.6 million for the year ended December 31, 2019, primarily due to cash paid for the combination (net of cash acquired) of RMB1,879.0 million, and payments for purchases of property and equipment of RMB1,611.3 million for our data center development.

Financing Activities

Net cash generated from financing activities was RMB2,585.9 million (US$363.5 million) for the nine months ended September 30, 2022, primarily due to proceeds from long-term bank loans of RMB5,815.4 million (US$817.5 million), partially offset by the repayment of long-term bank loans of RMB3,048.6 million (US$428.6 million).

Net cash generated from financing activities was RMB1,293.1 million (US$202.9 million) for the year ended December 31, 2021, due to proceeds from long-term bank loans of RMB1,749.8 million (US$274.6 million), and proceeds from short-term bank loans of RMB266.2 million (US$41.8 million); partially offset by repayment of long-term bank loans of RMB613.3 million (US$96.2 million).

Net cash generated from financing activities was RMB8,188.8 million for the year ended December 31, 2020, due to net proceeds from our IPO and concurrent private placement of RMB4,871.8 million, proceeds from issuance of ordinary shares of RMB1,810.2 million, and proceeds from long-term bank loans of RMB1,743.3 million; partially offset by repayment of long-term bank loans of RMB224.9 million.

Net cash generated from financing activities was RMB4,456.3 million for the year ended December 31, 2019, primarily due to (i) proceeds from long-term bank loans of RMB2,408.5 million, (ii) capital contribution from shareholders of RMB2,274.1 million, and (iii) contribution from non-controlling interests of a subsidiary of RMB300.0 million, partially offset by repayment of long-term bank loans of RMB461.3 million.

Material Cash Requirements

Our material cash requirements as of September 30, 2022 and any subsequent interim period primarily include our capital expenditures, capital expenditure commitments, repayment of long-term bank loans, operating lease commitments and finance lease commitments. Our material cash requirements, including capital expenditures, have been primarily funded by net cash provided by financing activities and net cash generated from operating activities. We will continue to make material cash requirements, including capital expenditures, to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our material cash requirements needs in the foreseeable future.

Capital Expenditures

We had capital expenditures of RMB1,641.8 million, RMB2,712.3 million, RMB3,616.9 million (US$567.6 million), RMB2,603.0 million and RMB3,329.3 million (US$468.0 million) for the years ended December 31, 2019, 2020, 2021 and for the nine months ended September 30, 2021 and 2022, respectively. Our capital expenditures were primarily for the purchase of property and equipment as well as land use rights.

Contractual Obligations

We have capital expenditure commitments of RMB2,273.5 million (US$319.6 million) for the purchases of certain data center equipment and construction in progress as of September 30, 2022, which are scheduled to be paid within one to two years.

As of September 30, 2022, the weighted average interest rate on bank loans was 6.21%. Our leases consist of the leasing of building and office space, land, fiber optics and certain equipment. Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2022.

Off-Balance Sheet Commitments and Arrangements

Other than the obligations set forth in the table above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of its own. We conduct our China business primarily through our subsidiaries and the consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. We expect that the amounts of such service fees will increase in the foreseeable future as our China business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries and the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and the consolidated VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Risk Factors

— Risks Relating to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of issuance of the Notes to make loans to the WFOEs and VIEs or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the consolidated VIEs either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below.

Our significant accounting policies are set forth in Note 2 to our consolidated financial statements included in elsewhere in this offering memorandum.

Realization of Deferred Tax Assets

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

The realization of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of those future tax consequences. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. Certain of these significant assumptions are forward looking and may be affected by future market conditions and the performance of the Company.

As of September 30, 2022, we recorded deferred tax assets of RMB260.3 million (US$36.6 million), net of valuation allowance of RMB75.6 million (US$10.6 million). As of December 31, 2021, we recorded deferred tax assets of RMB262.0 million (US$41.1 million), net of valuation allowance of RMB72.6 million (US$11.4 million). As of December 31, 2020, we recorded deferred tax assets of RMB180.0 million, net of valuation allowance of RMB71.2 million. As of December 31, 2019, we recorded deferred tax assets of RMB143.7 million, net of valuation allowance of RMB74.0 million. There was no significant change in valuation allowance because the future profitability of the subsidiaries is stable. If and when we increase or reduce the forecasted financial information, it may have an unfavorable or favorable impact, respectively, to our financial position and results of operations in the periods when such determinations are made. In addition, actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these assumptions could materially affect the tax position measurement and financial statement recognition.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”) for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have implemented a number of measures to address this material weakness identified, including: (i) hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, (ii) expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) implemented an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, (iv) improved our monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures, (v) strengthened our internal audit function by hiring additional personnel with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and (vi) engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley and in improving our overall internal controls. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2021.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred for the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contingent receivable and amounts due from related parties. We expect that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. As of December 31, 2019, 2020, 2021 and September 30, 2022, we had one, one, one and one client each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our clients and our ongoing monitoring process of outstanding balances.

Business, Customer, Political, Social and Economic Risks

We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or client relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support its growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

In 2019, our top two clients accounted for 68.2% and 11.1% of our total revenues, respectively. In 2020, our top client accounted for 81.7% of our total revenues. In 2021, our top client accounted for 83.2% of our total revenues. For the nine months ended September 30, 2022, our top client accounted for 86.6% of our total revenues.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing liabilities. As of September 30, 2022, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB47.6 million (US$6.7 million).

Currency Convertibility Risk

We transact a majority of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that Renminbi may be readily convertible into the U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of Renminbi is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign Currency Exchange Rate Risk

From July 21, 2005, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For Renminbi against the U.S. dollar, there was depreciation of approximately 1.3% and appreciation of approximately 6.3% and 2.3% for the years ended December 31, 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements for the year ended December 31, 2021 included elsewhere in this offering memorandum.